Exhibit 99. 3

October 15, 2009

To The Board of Directors of Bioanalytical Systems,

Please be advised that I am withdrawing Jerome G. Marchant for current consideration of a Bioannalytical Systems board seat due to the fact that David Omachinski, my original candidate of March 27, 2009, has been placed on the board.

Respectfully Submitted,

/s/Thomas A. Harenburg